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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Company Contact:

Investor Relations Contact

Hilel Kremer

Ehud Helft/Kenny Green

CFO

Gelbart Kahana International

Magic Software Enterprises Ltd.

1-866-704-6710

(972) 3.538.2994

Ehud@gk-biz.com

Hilelk@magicsoftware.com

Kenny@gk-biz.com

Magic Software Announces Second Quarter Results

With Year-Over-Year 22% growth in Net Profit

and 21% Increase in License Revenue

OR YEHUDA, ISRAEL (August 5, 2004) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter ended June 30, 2004, showing year-over-year growth of 22% in net profit and a 21% increase in licenses revenue.

Second Quarter Results

Second quarter revenues were $16.67 million, a 9% increase over $15.30 million achieved in the comparable quarter of 2003. License sales for the quarter reached $5.48 million, an increase of 21% over $4.53 million recorded in the same quarter of 2003. Application sales were $1.78 million, an increase of 7% over $1.66 million achieved in the comparable quarter of 2003, while revenues from maintenance and support, at $3.07 million, increased 15% over $2.67 million in the same period of 2003. Revenues from consulting and other services, at $6.34 million, decreased 2% from $6.45 million in the comparable quarter.

Gross profit in the second quarter of 2004 was $10.2 Million, an increase of 8% over $9.4 million recorded in the comparable quarter of 2003. Net profit for the second quarter was $914,000  (or $0.03 per share), an increase of 22% over net profit of $752,000 (or $0.03 per share) in the second quarter of 2003.

In the second quarter of 2004, Europe accounted for 42% of total revenue, while North America, Japan and rest of the world accounted for 32%, 17% and 9%, respectively.

Menachem Hasfari, CEO of Magic Software commented: “We are pleased with the Company’s achievements this quarter, and especially with the growth of our sales in software licenses, which is mainly attributable to our integration platform, iBOLT.”

“Of particular encouragement is the growth in iBOLT partnership recruitment”, noted Hasfari. "27 new iBOLT partners have been recruited during the quarter in Europe, North and Latin America and Japan. This is in line with our strategy in building a strong community of iBOLT partners to ensure growth. Together with the upcoming launch of the ground-breaking Version 2 of iBOLT in October 2004, Magic is well placed to effectively meet the challenges of the business integration market.”

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

A number of existing major customers, including the Supreme Court of California and the court system of San Francisco, have agreed to extend there contract for technical support and professional services in addition to increasing their existing software licenses for the iBOLT Integration Suite and eDeveloper.

A six-month extension to an agreement with a world leader in package delivery and supply chain services for approximately $500,000 in additional development services.

Magic’s Solution Partner, Access Data Corporation (ADC) of Angel Fire, New Mexico, has successfully deployed and integrated the Magic-based Sleuth© system, which is a comprehensive public safety records management solution, for the State of Colorado, Department of Corrections.

UK-based Denholm Logistics Ltd. will upgrade and enhance their freight and haulage systems using eDeveloper 9.4, Magic Software's flagship application development environment.

Magic Software’s iBOLT Integration Suite was named in the SD Times 100 For "Innovative Leadership In The Software Development Industry."

Conference Call

Magic Software will host a conference call today, August  5th, 2004, at 10:00 a.m. EDT, 14:00 GMT and 17:00 in Israel, to discuss the Company’s Second quarter financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

North America

1-866-276-1002 or 1-866-500-4964

Israel

03-925-5910

International

+972–3-925-5910

Callers should reference “Magic Software Q2 Earnings Conference Call” with the Operator.

Additionally, a live Webcast of the conference call can be accessed from the Magic Website http://www.magicsoftware.com/investors.

A replay of the conference call will be available at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets

(US Dollars in Thousands)

	June 30, 2004 (Unaudited)	December 31, 2003
Assets
Current assets
Cash and cash equivalents	$9,220	$13,581
Short term marketable securities	4,226	----
Accounts receivable
Trade receivables	21,697	19,725
Other receivables and prepaid expenses	3,500	3,269
Inventory	397	188
Total current assets	39,040	36,763

Severance pay fund	1,947	1,781
Long term deposits	226	279
Investments in affiliated companies	190	100
Fixed assets, net	7,445	7,855
Goodwill	21,472	20,776
Other assets, net	10,186	10,246
Total assets	$80,506	$77,800

Liabilities
Current liabilities
Short-term bank debt	$1,871	$2,368
Trade payables	2,745	3,249
Accrued expenses and other liabilities	16,364	14,348
Total current liabilities	20,980	19,965

Long-term loans	78	288
Accrued severance pay	2,323	2,166
Minority interests	790	1,457

Shareholders' equity
Share capital	826	805
Capital surplus	105,443	104,685
Treasury stock	(5,773)	(5,773)
Accumulated deficit	(44,161)	(45,793)
Total shareholders' equity	56,335	53,924
Total liabilities and shareholders’ equity	$80,506	$77,800

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended June 30,		Six Months ended June 30,
	2004	2003	2004	2003
Revenues
Software sales	$5,481	$4,525	$10,942	$8,602
Applications	1,778	1,661	3,442	3,324
Maintenance	3,070	2,666	5,865	5,245
Consultancy & other services	6,338	6,449	12,872	13,256
Total Revenues	$16,667	$15,301	$33,121	$30,427

Cost of Revenues
Software sales	$1,099	$1,128	$2,347	$1,944
Applications	416	220	1,035	464
Maintenance	892	664	1,696	1,255
Consultancy & other services	4,074	3,867	7,843	8,450
Total Cost of Revenues	$6,481	$5,879	12,921	12,113

Gross Profit	$10,186	$9,422	$20,200	$18,314

Research & development, net	869	1,142	2,074	2,147
Sales, marketing, and general & administrative expenses	7,927	7,125	15,404	14,346
Depreciation	495	397	934	809
Operating Income	$895	$758	$1,788	$1,012

Financial expenses (income), net	41	(185)	156	(230)
Income before taxes	854	943	1,632	1,242
Taxes on income	-	(95)	-	14
Income before minority interests	854	848	1,632	1,228
Minority interests in income of subsidiaries	30	96	90	204
Equity gains	90		90
Net income	$914	$752	$1,632	$1,024

Basic Earnings per Share	$0.03	$0.03	$0.05	$0.03
Diluted Earnings per Share	$0.03	$0.03	$0.05	$0.03
Weighted Avg. Shares Outstanding (000)	31,162	29,474	31,109	29,492
Diluted Weighted Avg. Shares Outstanding (000)	32,335	30,021	32,335	29,768

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: August 5, 2004